

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 27, 2010

Mr. Terry J. McClain
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

> **RE:** **Valmont Industries, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 23, 2010**
> **File #1-31429**

Dear Mr. McClain:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 26, 2009

Patents, Licenses, Franchises and Concessions, page 11

1. In future filings, please disclose the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Results of Operations, page 26

2. We note that you have identified several factors that have impacted your results such as volume, selling prices and raw materials prices. Please revise future filings to quantify the impact of these factors on your results where practicable.

Note 1. Summary of Significant Accounting Policies, page 50
Revenue Recognition, page 50

3. We note that your products are subject to acceptance provisions in the design phase. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how you considered these provisions in your revenue recognition policy. In this regard, please clarify if you are entitled to payment for work performed. In addition, please tell us if there have been any situations in which your design work was not accepted and quantify how this has impacted your results.

Note 19. Guarantor/ Non-Guarantor Financial Information, page 73

4. Please provide us a reconciliation of your parent equity to consolidated equity for your condensed consolidating balance sheets. In this regard, it is unclear to us why total stockholders' equity of the parent does not equal total consolidated Valmont Industries, Inc. stockholders' equity.

Form 10-Q for the quarterly period ended March 27, 2010

Liquidity and Capital Resources, page 27

5. We note that your debt agreements contain financial covenants. Please revise future filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow investors to more easily understand your current status and future ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Definitive Proxy Statement

General

6. We note that you held your annual meeting on April 27, 2010. However, it does not appear that you filed an Item 5.07 Form 8-K to report the results. Please

advise. For additional guidance refer to section II(E)(3) of Release No. 33-9089, which may be found at http://www.sec.gov/rules/final/2009/33-9089.pdf.

7. We note the disclosure in last sentence under "Audit Committee" on page 5. In future filings, please describe the policies and procedures. Refer to Item 404(b) of Regulation S-K.

Compensation Objectives and Strategies, page 10

8. We note that you group together your named executive officers when disclosing where actual payments fall in relation to targeted benchmarked parameters. For example, the first paragraph of page 9 and the second paragraph on page 13 groups your named executive officers with other company officers. We also note that there is no disclosure on where actual payments fall in relation to benchmarked parameters for annual incentives. The fifth paragraph on page 12 discloses the targeted parameters. In future filings, for each named executive officer, please disclose where actual payments fall, for each benchmarked element of compensation and for total compensation, in relation to targeted benchmarked parameters. If actual compensation falls outside targeted parameters, please explain why. Please show us what your disclosure would look like.

Compensation Processes and Practices, page 10

9. We note disclosure of your primary and supplemental benchmarks and your 2009 peer group. Please describe in more detail your use of benchmarks, including: (1) disclose the names of the companies in the adjusted peer group of 119 companies and if company names are not available, please describe the companies that make up the peer group, (2) explain why you use a supplemental peer group solely for the CEO and CFO pay levels and disclose the companies that are included in the supplemental peer group, and (3) describe whether the peer group for 2009 is your primary, supplemental or another peer group. See Item 402(b)(2)(xiv) of Regulation S-K. Please show us what your disclosure would look like.

10. In future filings, to the extent the committee relied upon the analysis of tally sheets, as disclosure at the top of page 11 indicates, disclose the committee's analysis of this information and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported. Please show us what your disclosure would look like.

Base Salaries, page 12

11. In future filings, for each named executive officer, please disclose the individual performance considered in determining compensation. The compensation

discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. Please show us what your disclosure would look like.

Annual Incentives, page 12

12. We note the disclosure for each named executive officer regarding the target incentive as a percentage of salary. In future filings, please revise to explain how these percentages were determined. Please show us what your disclosure would look like. Please also comply with this comment with respect to the percentages discussed under "Long-Term Performance Incentives" on page 13 and "Stock Incentives and Ownership Guidelines" on page 14.

13. We note disclosure of the target base salary percentage for each named executive officer and the 2009 earnings per share actual performance. In future filings, for each named executive officer, please provide a materially complete description of the correlation between performance and the payouts actually made to each of your named executive officers, including whether the Human Resources Committee exercised any negative or positive discretion in determining the awards. Please show us what your disclosure would look like.

Long-Term Performance Incentives, page 13

14. We note disclosure, for each named executive officer, of the targeted percentage of base salary and actual long term incentive payments. We also note disclosure that payouts may be higher or lower based on your stock price at the end of the performance period. In future filings, for each named executive officer, please explain why the actual payment exceeded the targeted percentage of base salary. Please show us what your disclosure would look like.

15. It appears that awards are made based on ROIC and other "performance goals", as discussed in the second sentence of the second paragraph. In future filings, please revise to disclose these other performance goals. Please show us what your disclosure would look like.

Stock Incentives and Ownership Guidelines, page 14

16. In future filings, please disclose the factors the Human Resources Committee used to determine the number and terms of the options actually granted to each of the named executive officers. Please show us what your disclosure would look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Al Pavot, Staff Accountant, at (202) 551-3738 or, in their absence, to the undersigned at (202) 551-3689. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Andy Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant